Exhibit 99.1

TSX: IMG    NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS OPERATING AND FINANCIAL RESULTS

FOR THE SECOND QUARTER 2012

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 13, 2012 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the second quarter ended June 30, 2012. Revenues increased 19% to $410.6 million compared to $345.7 million in the second quarter 2011. Adjusted net earnings1 (from continuing operations attributable to equity holders) were up 9% to $74.0 million ($0.20 per share) compared to $67.7 million ($0.18 per share) in the second quarter 2011. Adjusted net earnings exclude the impact of items not indicative of underlying business performance, such as impairment of marketable securities and foreign exchange translation. Including these items, net earnings were $52.9 million ($0.14 per share) compared to $74.5 million ($0.20 per share) in the second quarter 2011.

Operating cash flow1 (from continuing operations) before changes in working capital was $72.4 million ($0.19 per share) compared to $76.4 million ($0.20 per share) for the second quarter 2011. Operating cash flow in the second quarter 2012 included tax payments of $70.4 million ($0.19 per share) previously accrued in 2011, compared to $52.0 million ($0.14 per share) in the same period in 2011. Guidance respecting the tax payments was provided by the Company at the end of the first quarter.

“Our second quarter results were solid and in line with our expectations,” said Steve Letwin, President and Chief Executive Officer. “When you look at the income generated by our underlying business, adjusted net earnings rose 9% from the same quarter last year. This is consistent with our focus on sustaining profitability through a commitment to projects with attractive rates of return. This discipline drove our decision to acquire the Côté Gold project in northern Ontario, which increases our resource base by close to 30% and geographically balances our future production profile. The objective of the drilling program now underway is to convert a significant portion of Côté Gold’s inferred mineral resources to the indicated category.”

“As we stated in our outlook for the second quarter, the higher costs were expected and we maintain our guidance for the year. Our annual production and capital expenditure guidance remains unchanged, and we continue to have a strong balance sheet.”

SECOND QUARTER 2012 HIGHLIGHTS

Financial Performance and Position

•	Revenues were $410.6 million, up $64.9 million or 19% from the same prior year period. The increase in revenues was mainly due to higher gold sales and gold prices.

•

Adjusting for items not indicative of future operating performance, adjusted net earnings were $74.0 million ($0.20 per share) compared to $67.7 million ($0.18 per share) in the same prior year period.

•	Net earnings from continuing operations attributable to equity holders were $52.9 million ($0.14 per share) compared to $74.5 million ($0.20 per share) in the same prior year period.

•

The effective tax rate for the second quarter 2012 was 45% (35% for the first six months of 2012) compared to the same prior year period of 37% (29% for the first six months of 2011). The increase in the effective tax rate is primarily attributable to the non-recognition of tax benefits and items that are not indicative of the Company’s future operating performance.

•

Operating cash flow was $52.7 million ($0.14 per share), up 332% from the same prior year period. Adjusting for the changes in non-cash working capital items, such as accounts receivables, inventories and long-term stockpiles, operating cash flow before changes in working capital was $72.4 million ($0.19 per share).

•

The Company’s cash, cash equivalents and gold bullion (at market value) position was $614.9 million at June 30, 2012, compared to $1.3 billion at the end of the first quarter 2012. The variance reflects the $480.4 million payment for the acquisition of Trelawney.

Production, Cash Costs and Margin

Gold Operations

•

Attributable gold production of 204,000 ounces increased by 9% from 188,000 ounces in the second quarter 2011. The increase was primarily the result of having effectively addressed the technical issues that limited production in 2011.

•	The gold margin[3] increased by 5% to $856 per ounce from $818 per ounce in the second quarter 2011 as the increase in the average realized gold price offset the increase in mining costs.

•

Total cash costs[3] were $737 per ounce, up from $697 per ounce in the second quarter 2011. The increase was mainly due to higher costs at the Sadiola and Yatela joint ventures due to high strip ratios and lower grades. Cash costs at IAMGOLD-operated sites were $641 per ounce, down from $666 per ounce in the second quarter 2011.

Niobec Mine

•	Niobium production was 1.2 million kilograms for the second quarter 2012 compared to 1.1 million kilograms produced in the same prior year period.

•	The operating margin[3] of $15 per kilogram increased from $14 per kilogram in the second quarter 2011.

Operating Highlights

•

On June 21, 2012, IAMGOLD completed the acquisition of Trelawney Mining and Exploration Inc. The main asset acquired in this transaction is the Côté Gold project, formerly known as Côté Lake, located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada. Since the acquisition, approximately 3,600 metres of drilling has been completed, and a NI 43-101 technical report will be filed in October 2012. A pre-feasibility study is expected to begin in the fourth quarter 2012.

•

On June 20, 2012, the Company entered into a definitive arrangement to sell the Quimsacocha project in Ecuador to INV Metals Inc. (“INV”) for 150 million shares (40% - 45% interest) of INV. The acquisition is subject to INV raising C$20 million in financing which brings the total value of the deal to approximately C$30 million. The closing of the transaction is subject to certain conditions, including INV shareholder approval, government consent and financing by INV.

•	In April 2012, the Company filed the resource study for the Westwood project. The start-up date for production remains on track for early 2013.

•

At the Essakane mine in Burkina Faso, the development study to double the hard rock processing was completed at the end of 2011. The outcome of negotiations with the Government of Burkina Faso on fiscal terms related to mine expansions has been favourable. This includes import duties applicable to expansion-related equipment and significant improvements on the timely reimbursement of VAT (Value Added Taxes).The construction of the expanded plant commenced in early July 2012, with completion expected by the end of 2013.

•

At the Rosebel mine in Suriname, the completed installation of a temporary pre-crusher, a larger pebble crusher, and an expanded gravity recovery circuit this year are expected to have a positive impact in the second half 2012. A third ball mill is under construction and will be completed early in the first quarter 2013. In addition, a feasibility study expected to be completed by the first quarter 2013 will provide greater design detail around various aspects of the expansion project and is intended to further increase the capacity to treat harder ore at the mill.

•

In December 2011, IAMGOLD announced an initial agreement with the Surinamese government on the terms and conditions related to further expansion at Rosebel. The Company is making good progress towards reaching a definitive agreement, which will be followed by a concept study to further define the expansion potential of bringing in the satellite resources.

•

Production at IAMGOLD’s joint venture operations with AngloGold Ashanti in Mali remain largely unaffected by the unrest in that country, although the Sadiola sulphide project has progressed cautiously as a result, with the expectation that the project will be back on track in the coming months. A number of steps have been taken to improve performance following some technical and mechanical issues experienced in the first half of the year. These steps include the installation of an additional crusher to increase throughput of harder ore, the installation of equipment to increase the usage of the gravity circuit to improve recovery and accelerated access to higher grade ore in the satellite pits.

•

The Company continues to move forward in unlocking the value of Niobec, including progress on the feasibility study based on block-caving and the establishment of the financing framework for the expansion. The completion of the feasibility study is expected by the third quarter 2013 and the permitting process should be finalized by 2014. Additional funding is not required until the commencement of construction.

•

IAMGOLD continues to evaluate options for exploiting the large Rare Earth Elements (“REE”) resource near its Niobec mine operation. An expanded drilling program is underway to infill and upgrade the resource and to further delineate the deposit to a depth of 700 metres. The completion of a scoping study is anticipated by the end of September 2012.

•

The exploration budget for 2012 is $157.3 million, which is higher than the initial budget as it now includes $19.4 million for ongoing exploration at the recently acquired Côté Gold project in Ontario.

Commitment to Zero Harm

•	The Company received approval from the Quebec provincial authorities to use the inactive Doyon open pit to store tailings generated from the Westwood mine.

•	The frequency of all types of serious injuries (measured as DART rate4) across IAMGOLD was 1.04 for the current year to date compared to 1.12 for full year 2011, representing a 7% improvement.

•	The Total Recordable Injury rate (TRIR), which measures all injuries across IAMGOLD, is improving, with a 27% reduction from the end of 2011.

SECOND QUARTER FINANCIAL REVIEW

•

Revenues from continuing operations in the second quarter 2012 were $410.6 million, a 19% increase from $345.7 million in the second quarter 2011. The increase was driven mainly by higher gold sales ($49.5 million) and higher realized gold prices ($17.7 million). For IAMGOLD’s continuing operations, including joint ventures, the number of ounces sold in the second quarter 2012 increased by 33,000 ounces from the same prior year period. Gold sales in the second quarter 2012 included inventory build-up of 13,000 ounces in the first quarter 2012 which was sold in April 2012.

•

Mining costs for the second quarter 2012 were $250.1 million, up $50.1 million or 25% from the same prior year period. The increase primarily related to higher operating costs ($11.1 million), inventory movements mostly from sales exceeding production ($21.0 million), and higher depreciation, depletion and amortization ($12.9 million).

•

The gold margin increased from $818 per ounce during the second quarter 2011 to $856 per ounce in the same current year period as the increase in the average realized gold price offset the increase in costs.

•	Net earnings attributable to equity holders were $52.9 million ($0.14 per share) during the second quarter 2012, compared to $74.5 million ($0.20 per share) in the same prior year period.

•

Adjusted net earnings from continuing operations attributable to equity holders of $74.0 million ($0.20 per share) in the second quarter 2012 increased by 9% from $67.7 million ($0.18 per share) in the same prior year period.

•

Operating cash flow from continuing operations in the second quarter 2012 was $52.7 million compared to $12.2 million in the same prior year period. Operating cash flow from continuing operations before changes in working capital in the second quarter 2012 was $72.4 million ($0.19 per share), compared to $76.4 million ($0.20 per share) in the same prior year period.

Financial Position

•

The Company’s cash, cash equivalents and gold bullion (at market value) position was $614.9 million at June 30, 2012, compared to $1.3 billion at the end of the first quarter 2012. The variance reflects the $480.4 million payment for the acquisition of Trelawney.

•

Working capital[2] as at June 30, 2012 was $549.0 million, a decrease of $641.8 million compared to December 31, 2011 mostly due to the drawdown of cash and cash equivalents of $652.1 million. The drawdown took place mainly for the acquisition of the Côté Gold project ($480.4 million), capital expenditures related to mining assets and exploration and evaluation assets ($304.5 million), the payment of dividends ($50.9 million) and acquisition of investments ($46.3 million), offset partially by net cash generated from operating activities ($223.0 million) and other cash movements ($7.0 million). Offsetting increases in non-cash working capital of $10.3 million were mainly the result of lower income and mining taxes payable.

•

At June 30, 2012, no funds had been drawn against the unsecured revolving credit facilities of IAMGOLD ($500 million) or Niobec ($250 million). At June 30, 2012, the Company had letters of credit in the amount of $66.1 million to guarantee certain asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligrations was the result of Quebec, Canada regulators accepting a revised asset retirement plan. The Company also has cash legally restricted of $2.8 million included in other non-current assets for the purposes of settling asset retirement obligations.

SUMMARIZED FINANCIAL RESULTS

Financial Position ($ millions, except where noted)	June 30, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
• at market value	$614.9	(51%)	$1,262.5
• at cost	$496.4	(57%)	$1,148.4
Total assets	$4,492.3	3%	$4,349.7
Equity	$3,665.5	4%	$3,528.9

Summary of Financial and Operating Results	Three months ended June 30,			Six months ended June 30,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$410.6	19%	$345.7	$814.8	7%	$759.7
Mining costs including depreciation, depletion and amortization	$250.1	25%	$200.0	$465.7	14%	$409.5

Gross earnings from mining operations	$160.5	10%	$145.7	$349.1	—	$350.2

Net earnings attributable to equity holders of IAMGOLD[1]	$52.9	(29%)	$74.5	$172.1	(17%)	$207.7
Basic net earnings per share ($/share)[1]	$0.14	(30%)	$0.20	$0.46	(18%)	$0.56

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$74.0	9%	$67.7	$166.4	(10%)	$185.5
Basic adjusted net earnings per share ($/share)[1,2]	$0.20	11%	$0.18	$0.44	(12%)	$0.50

Operating cash flow[1]	$52.7	332%	$12.2	$223.0	6%	$211.2
Operating cash flow ($/share)[1]	$0.14	367%	$0.03	$0.59	5%	$0.56
Operating cash flow before changes in working capital[1,2]	$72.4	(5%)	$76.4	$258.1	(11%)	$290.9
Operating cash flow before changes in working capital ($/share)[1,2]	$0.19	(5%)	$0.20	$0.69	(12%)	$0.78

1	Amounts represent results from continuing operations and do not include discontinued operations.
2	The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

KEY OPERATING STATISTICS

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Key Operating Statistics – Gold Mines
Gold sales – 100% (000s oz)[1]	226	17%	193	434	(5%)	459
Gold sales – Attributable (000s oz)[1]	212	16%	182	407	(6%)	431
Gold production – Attributable (000s oz)[2]	204	9%	188	411	(2%)	421

Average realized gold price ($/oz)[1]	$1,593	5%	$1,515	$1,645	14%	$1,447
Total Cash cost ($/oz)[1,3]	$737	6%	$697	$708	15%	$613
Gold margin ($/oz)[1,3]	$856	5%	$818	$937	12%	$834

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	9%	1.1	2.3	5%	2.2
Niobium sales (millions of kg Nb)	1.2	(8%)	1.3	2.4	4%	2.3
Operating margin ($/kg Nb)[3]	$15	7%	$14	$15	—	$15

1	Amounts represent results from continuing operations and do not include discontinued operations.
2	Excludes attributable ounces from discontinued operations of nil for the three and six months ended June 30, 2012 (three months ended June 30, 2011: 10,000 ounces, six months ended June 30, 2011: 67,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.
3	The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COSTS

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production (000s oz)				Total Cash Cost[1] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	94	87	187	187	$696	$704	$666	$618
Essakane (90%)	81	62	161	157	$587	$613	$574	$501
Doyon division[2] (100%)	2	—	4	—	$143	$—	$137	$—

	177	149	352	344	$641	$666	$619	$565

Joint Ventures
Sadiola (41%)	22	33	47	63	$1,213	$705	$1,104	$714
Yatela (40%)	5	6	12	14	$1,864	$1,401	$1,730	$1,352

	27	39	59	77	$1,349	$817	$1,234	$829

Continuing operations	204	188	411	421	$737	$697	$708	$613

Discontinued operations[3]	—	10	—	67	$—	$1,271	$—	$792

Total	204	198	411	488	$737	$729	$708	$637

Continuing operations
Cash cost excluding royalties					$650	$610	$619	$533
Royalties					87	87	89	80

Total cash cost[1]					$737	$697	$708	$613

1	Total cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.
2	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2011. In 2012, the mine will not be producing other than marginal gold derived from the mill clean-up process.
3	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

OPERATIONS

ROSEBEL MINE, SURINAME

Operating Performance

Attributable gold production of 94,000 ounces for the second quarter 2012 was 8% higher than the same prior year period, primarily as a result of higher throughput and higher recoveries. Recoveries have shown an improving trend with the partial installation of the gravity circuit. Mine tonnage for the current quarter was adversely impacted by the heavy rainfall and was lower than the same prior year period due to longer hauls.

Total cash costs were lower than the same period in the prior year mainly due to higher gold production partially offset by higher royalties as a result of higher realized gold prices.

CAPEX

Of the $145 million 2012 capital plan, $70.2 million has been expended year-to-date. During the second quarter, capital expenditures were $48.1 million and consisted of new mining equipment ($21.9 million), the third ball mill project ($8.5 million), resource delineation and near-mine exploration ($4.5 million), pre-crusher unit ($3.5 million), new gravity circuit project ($2.4 million), capital spares ($1.7 million), infrastructure development for Rosebel pit ($1.4 million), tailings dam ($1.1 million), and various smaller projects ($3.1 million).

Exploration

Approximately 36,000 metres of diamond drilling was completed during the quarter, mainly at the Mayo, Koolhoven and Pay Caro deposits, to increase the confidence in the existing resource inventory and target resource expansions.

ESSAKANE MINE, BURKINA FASO

Operating Performance

Attributable gold production of 81,000 ounces for the second quarter 2012 was 30% higher than the second quarter 2011. The increase was primarily the result of having effectively addressed the technical issues that limited production in 2011, partially offset by lower grades in 2012.

Total cash costs in the second quarter 2012 were lower compared to the second quarter 2011 mainly due to higher production.

CAPEX

Of the $320 million 2012 capital plan, $88.4 million has been expended to date, including $22.8 million of capitalized stripping costs. During the second quarter 2012, capital expenditures were $47.3 million and consisted of capitalized stripping costs on the push-back of the pit ($12.5 million), mill expansion including advances towards long lead equipment ($23.2 million), liner installation at the bulk water storage facility ($3.9 million), resource development ($4.2 million), capital spares ($1.2 million) and other sustaining capital ($2.3 million).

Exploration

More than 41,600 metres of drilling was completed, including approximately 15,600 metres targeting the Essakane Main Zone on the northern extensions of the current life of mine pit as well as within or immediately below the expansion feasibility study pit design. Systematic drilling is also testing for southeast extensions of the Falagountou deposit and evaluating the resource potential of selected targets along the 10 kilometre long Gossey - Korizena trend.

DOYON DIVISION, CANADA

During the quarter, the Mouska mine recovered 2,000 ounces as a result of the mill clean-up activities. The site continues to stockpile ore which will be processed in the refurbished mill upon the start-up of Westwood in 2013.

SADIOLA MINE, MALI

Operating Performance

Attributable gold production of 22,000 ounces for the second quarter 2012 was 33% lower than the prior year period. This was due to lower throughput resulting from low mill availability, lower grades mined, and lower recoveries due to graphitic ore. Lower production had an adverse impact on total cash costs which rose significantly from the same quarter in 2011.

CAPEX

Of the $40 million 2012 capital plan (attributable portion), $23.6 million has been expended to date, including $9.5 million of capitalized stripping costs. During the second quarter 2012, attributable capital expenditures were $9.7 million and consisted of spending on the Sulphide project ($5.6 million), capitalized stripping ($2.7 million), and various smaller projects ($1.4 million).

Sadiola did not distribute any dividends in the second quarter 2012 or 2011.

YATELA MINE, MALI

Operating Performance

Attributable gold production of 5,000 ounces for the second quarter 2012 was lower than the prior year period as a result of comparably lower ore tonnage being fed to the heap leach pads.

Total cash costs in the second quarter 2012 were higher than the same quarter in 2011 due to a 25% increase in tonnage mined attributed to a focus on mining the main pit while the North Pit had a short-term waste stripping campaign. By the third quarter 2012, the short-term waste stripping campaign will be complete as ore in the pit will be accessible.

There were no significant capital expenditures year-to-date for both 2012 and 2011. Yatela did not distribute any dividend during the second quarter 2012 or 2011.

NIOBEC NIOBIUM MINE, CANADA

Operating Performance

Niobium production of 1.2 million kilograms in the second quarter 2012 was 9% higher than the same period in 2011. This was due to the higher conversion of niobium pentoxide and higher recoveries, offset to some extent by lower grades mined.

Niobium revenues increased to $48.4 million in the second quarter 2012 from $48.1 million in the same period in 2011 due to a higher realized niobium price offset by lower sales volume. Operating margin during the second quarter 2012 was higher than the second quarter 2011 as a result of the higher realized Niobium price partially offset by higher labour and consumables costs.

CAPEX

Of the $90 million 2012 capital plan, $34.5 million has been expended to date. During the second quarter, capital expenditures were $19.6 million and included mining equipment ($4.8 million), underground development ($4.6 million) and the expansion feasibility study ($0.8 million).

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold sales (000s oz)				Realized gold price ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Operator	198	156	376	385	$1,591	$1,518	$1,645	$1,448
Joint ventures[1]	28	37	58	74	$1,607	$1,500	$1,649	$1,444

Total sales from continuing operations [2,3]	226	193	434	459	$1,593	$1,515	$1,645	$1,447

1	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
2	Attributable sales volume for the second quarters 2012 and 2011 were 212,000 ounces and 182,000 ounces, respectively, and for the first six months 2012 and 2011 were 407,000 ounces and 431,000 ounces after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
3	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

NIOBEC PRODUCTION, SALES AND OPERATING MARGIN

	Three months ended June 30,			Six months ended June 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	483	(12%)	546	1,053	(2%)	1,075
Ore milled (000s t)	522	(1%)	529	1,077	3%	1,050
Grade (% Nb2O5 )	0.53	(12%)	0.60	0.54	(8%)	0.59
Niobium production (millions of kg Nb)	1.2	9%	1.1	2.3	5%	2.2
Niobium sales (millions of kg Nb)	1.2	(8%)	1.3	2.4	4%	2.3
Operating margin ($/kg Nb)[1]	$15	7%	$14	$15	—	$15

1	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the provinces of Ontario and Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

These advanced opportunities include an on-going resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname, an underground exploration and resource delineation drilling program of more than 89,000 metres at the Westwood development project in Quebec and a resource delineation program of approximately 49,000 metres at Essakane in Burkina Faso.

In the second quarter 2012, IAMGOLD incurred $36.6 million on exploration projects compared to $27.5 million in the same prior year period. The second quarter 2012 expenditures included:

•	near-mine exploration and evaluation expenditures of $13.4 million, and

•

greenfield exploration expenditures of $23.2 million conducted at 20 projects, including two advanced exploration sites, in eight countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

2012 OUTLOOK

IAMGOLD guidance for production, cash costs and capital expenditures has been maintained for 2012 and is as follows:

IAMGOLD full year 2012 guidance	2012 Plan
Attributable gold production (000s oz)
Rosebel	370 – 395
Essakane	320 – 345
Total mines owned and operated by IAMGOLD	690 – 740
Total joint venture mines (Sadiola and Yatela)	150 – 170

Total attributable production	840 – 910

Cash cost ($/oz) from continuing operations[1]	$670 – $695

Average gold price ($/oz)	$1,700
Average crude oil price ($/barrel)	$90
Average foreign exchange rate (C$/US$)	$1.00
Average foreign exchange rate (US$/€)	$1.40

Niobec production (millions of kg Nb)	4.6 – 5.1
Niobec operating margin ($/kg Nb)[1]	$15 – $17

Capital expenditures ($ millions)	$800 – $840

[1]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

Effective Tax Rate

The effective tax rate for the second quarter 2012 was 45% (35% for the first six months 2012) compared to the same prior year period of 37% (29% for the first six months 2011). The higher rate this year is due mainly to the non-recognition of tax benefits related to increased exploration activity and the valuation of marketable securities. Accounting principles generally prohibit the recognition of tax benefits on these losses.

In light of the Company’s non-recognition of tax benefits on its record exploration spend anticipated for this year, we now expect our adjusted annual effective tax rate to be in the range of 33% to 35% and an effective tax rate of between 35% and 37% on our reported earnings.

Tax Payments

Tax payments include the final payment of the prior year’s liability, which was accrued in the prior year, and installments to be applied to the current year liability. While the timing of the final payments varies depending on the jurisdiction, the majority of the payments are made in the second quarter. The large catch up payment is expected when earnings are growing year-over-year, as tax installments are generally based on prior year earnings.

Tax Payments for 2012

$millions	Q1	Q2
Final Payment for 2011	$5.1	$70.4

2012 Installments	$10.4	$32.5

Tax Payments for 2012	$15.5	$102.9

NON-GAAP5 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

($millions, except for number of shares and per share amounts)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings from continuing operations before income and mining taxes and non-controlling interests	$110.0	$127.5	$290.2	$313.0
• Foreign exchange loss / (gain)	(0.7)	(5.1)	(11.0)	0.2
• Unrealized loss / (gain) on derivative instruments	5.8	(1.4)	(3.8)	(4.3)
• Gain on sales of marketable securities	(3.7)	(0.6)	(9.3)	(0.9)
• Impairment of marketable securities	14.9	—	19.5	—
• Loss / (gain) on sales of assets	0.1	(1.1)	(2.2)	(11.8)
• Changes in estimates of asset retirement obligations at closed sites	3.6	—	0.5	—

	20.0	(8.2)	(6.3)	(16.8)

Adjusted earnings from continuing operations before income and mining taxes and non-controlling interests	$130.0	$119.3	$283.9	$296.2
• Income and mining tax expenses	(49.1)	(47.4)	(100.3)	(90.8)
• Tax impact of adjusted items	1.1	1.4	0.6	(5.4)
• Non-controlling interests	(8.0)	(5.6)	(17.8)	(14.5)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$74.0	$67.7	$166.4	$185.5

Basic weighted average number of common shares outstanding (in millions)	376.1	374.9	376.0	374.2

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.20	$0.18	$0.44	$0.50

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

($millions, except where noted)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	$52.7	$12.2	$223.0	$211.2

Adjusting items from non-cash working capital items and long-term ore stockpiles
• Accounts receivable and other assets	12.7	9.6	(7.9)	9.9
• Inventories and long-term stockpiles	15.3	46.3	37.7	63.1
• Accounts payable and accrued liabilities	(8.3)	8.3	5.3	6.7

Operating cash flow from continuing operations before changes in working capital	$72.4	$76.4	$258.1	$290.9

Basic weighted average number of common shares outstanding (in millions)	376.1	374.9	376.0	374.2

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$0.19	$0.20	$0.69	$0.78

END NOTES (excluding tables)

(1)

Adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings attributable to equity holders of IAMGOLD per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP financial measures. Please refer to the reconciliation to GAAP measures above in this news release.

(2)	Working capital is defined as current assets less current liabilities and excludes long-term stockpiles.

(3)

Cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

(4)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

(5)	GAAP – Generally Accepted Accounting Principles.

CONFERENCE CALL

A conference call will be held on August 14, 2012 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the Company’s 2012 second quarter operating performance and financial results. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-206-0240 or 1-646-216-7111, passcode: 62156682#

A replay of this conference call will be available from 5:00 p.m. August 14th to September 14th, 2012. Access this replay by dialling: North America toll-free: 1-866-206-0173 or 1-646-216-7204, passcode: 273287#

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “outlook”, “guidance”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le

http://www.iamgold.com/French/Home/default.aspx.